Exhibit 4.5

RESTRICTED STOCK AGREEMENT

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC. 2009 PERFORMANCE INCENTIVE PLAN

This Agreement is between                                  (the “Participant”) and Global Defense Technology & Systems, Inc. (the “Corporation”). This Agreement governs an award made to Participant pursuant to the Corporation’s 2009 Performance Incentive Plan (the “Plan”). The Corporation and Participant agree as follows:

I. GRANT.

The Compensation Committee of the Board of Directors of the Corporation on                     , 200     (the “Grant Date”) awarded the Participant                      shares of the Corporation’s Common Stock subject to the vesting and other restrictions provided in this Agreement (the “Restricted Stock”). No payment by the Participant is required for the Restricted Stock.

II. VESTING.

The award will vest on the following schedule.

Period of Continuous Service From Vesting Commencement Date	Percentage of Shares of Restricted Stock Vested

Each installment shall vest and thereby all restrictions shall be removed on the installment so long as the Participant has remained in Continuous Service (as defined in the Plan) through the day immediately preceding the date on which the installment is scheduled to vest. The remaining shares of Restricted Stock which have not already vested shall vest and all restrictions shall be removed if the Participant’s termination of Continuous Service is because of death or Disability (as defined in the Plan). If the Participant has a termination of Continuous Service and such termination event does not result in accelerated vesting of the Restricted Stock, shares of Restricted Stock which have not vested shall be forfeited and returned to the Corporation.

III. STOCK CERTIFICATES AND RESTRICTIONS.

The full number of shares of the Restricted Stock have been deposited in an account for the Participant at the Corporation’s transfer agent. The Corporation reserves the right at its sole discretion to change the financial institution or agent in which the shares are deposited or the certificates for shares are held. These shares are nontransferable and are otherwise subject to the Plan and this Agreement until the restrictions are removed or the shares are returned to the Corporation. The Corporation may place such legends on any certificates for Restricted Stock as it deems appropriate. The Participant has the right to vote the full number of shares and to receive any declared dividends or other distributions associated with the shares, [except that a dividend or distribution with respect to Restricted Stock which has not already vested which is paid in shares or other property which constitutes a “derivative security” or “equity security” (within the meaning of Section 16(a) of the Securities Exchange Act of 1934) shall continue to be subject to the vesting and other restrictions of this Agreement to the same extent as the Restricted Stock to which such derivative security or equity security relates.]

IV. CORPORATE EVENT.

In the event of the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, a stock split, a recapitalization, a merger or a similar transaction affecting the Corporation’s outstanding securities without receipt of consideration, any new, substituted or additional securities or other property (including money paid other than as an ordinary cash dividend) which are distributed to the Participant with respect to Restricted Stock which has not already vested shall immediately be subject to the vesting

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

RESTRICTED STOCK AGREEMENT

and other restrictions of this Agreement to the same extent as the Restricted Stock to which such distributed property relates.

V. TAXATION.

Participant understands that Section 83(a) of the Internal Revenue Code of 1986, as amended (the “Code”), taxes as ordinary compensation income the fair market value of the Restricted Stock on the date as of which Participant’s right to retain the Restricted Stock vests. Thus, the shares of Restricted Stock will vest and be taxable in increments on [            ]. Accelerated vesting of the shares of Restricted Stock will also accelerate the date of taxation. Participant understands that Participant may elect to be taxed on the fair market value of some or all of the shares of Restricted Stock at the time such shares are transferred to Participant, rather than at those times when Participant’s right to retain the Restricted Stock vests, by filing an election under Section 83(b) of the Code (a “Section 83(b) Election”) with the Internal Revenue Service within 30 days from the date of the transfer of the Restricted Stock to Participant. Participant understands that failure to file such an election in a timely manner results in the inability to file such election. Participant further understands that an additional copy of such election form should be filed with Participant’s federal income tax return for the calendar year to which such election applies. Participant acknowledges and agrees that the foregoing is only a summary of the effects of United States federal income taxation with respect to the Restricted Stock and does not purport to be complete. Participant further acknowledges and agrees that the Corporation has directed Participant to seek independent professional advice regarding the tax consequences of receipt of the Restricted Stock under federal, state and local law. Participant acknowledges and agrees that if the Participant decides to file a Section 83(b) Election it is Participant’s sole responsibility, and not the Corporation’s or its affiliate’s, to file a timely election, even if Participant requests the Corporation, its affiliate or its representatives to make the filing on Participant’s behalf.

VI. TAX WITHHOLDING.

Participant understands that upon occurrence of the taxable event with respect to the Restricted Stock, Participant will be responsible for payment of taxes due. No stock certificates will be delivered unless acceptable arrangements have been made by Participant with the Corporation (or its affiliate by which Participant is employed) to pay withholding taxes that are due as a result of vesting of Restricted Stock. Unless the Participant has made alternative arrangements acceptable to the Corporation, the Participant shall pay applicable minimum required withholding taxes due by having the Corporation withhold shares that would otherwise be released from restrictions, in which case such withheld shares shall be transferred back to the Corporation.

VII. MISCELLANEOUS.

A. No Employment Agreement. This Agreement is not an employment contract. This Agreement is, however, a contract creating enforceable rights between the Corporation and the Participant regarding the Restricted Stock.

B. Entire Agreement. This Agreement represents the full and complete understanding between Participant and the Corporation and this Agreement cannot be modified or changed by any prior or contemporaneous or future oral agreement of the parties. This Agreement can only be modified by the express written agreement of the parties.

C. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware without regard to its conflict of law principles.

D. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any entity with which or into which the Corporation may be merged or which may succeed to its assets or business or any entity to which the Corporation may assign its rights and obligations under this Agreement.

VIII.	ADDITIONAL REQUIREMENTS.

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

RESTRICTED STOCK AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the Grant Date.

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

By:

PARTICIPANT

Participant Signature

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

RESTRICTED STOCK AGREEMENT